Exhibit 12.2

MADISON GAS AND ELECTRIC COMPANY

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2006

(In thousands)

Earnings
Net Income before minority interest	$42,216
Equity earnings	(5,645)
Income distribution from equity investees	4,003
Minority interest in pre-tax income	(3,023)
Amortization of capitalized interest	102
Interest capitalized	(1,916)
Federal and state income taxes	25,785
Fixed charges	19,032
Total Earnings as Defined	$ 80,554

Fixed Charges
Interest expense on long-term debt and other	$ 15,240
Interest on rentals*	1,046
Amortization of debt issuance costs	595
AFUDC borrowed funds	235
Capitalized interest	1,916
Total Fixed Charges	$ 19,032

Ratio of Earnings to Fixed Charges	4.23x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.